P.E. 2/15/02

02016049

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 15, 2002

HYDRO ONE INC.

(Translation of Registrant's Name Into English)

483 Bay Street, 10th Floor, South Tower, Toronto, Ontario M56 2P2

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐ No☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-____________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDRO ONE INC.
(Registrant)

Date February 15, 2002

By [signature]
Name: Don Ariss
Title: Director, Financial Policy

news release

hydroOne

Hydro One Releases 2001 Financial Results

Toronto, February 15, 2002 - Hydro One Inc. today announced its financial results for 2001, including net income of $374 million.

Revenue for 2001 increased $471 million from the previous year to $3,466 million reflecting electricity sales volume growth, principally due to acquisitions of municipal utilities, and the OEB-approved rate increases related to the wholesale cost of power.

Net income was down marginally, by one per cent or $4 million, from the previous year. A higher provision for payments in lieu of corporate taxes primarily from lower available deductions for tax purposes was partially offset by a higher contribution from electricity sales.

"Our 2001 results underline the steps we have taken to focus on our core business as we become fully commercialized," said Eleanor Clitheroe, President and CEO of Hydro One.

"We have integrated more than 85 former municipal utilities into Hydro One's operations and in doing so increased the size of our distribution business. We recently reached an agreement with Cap Gemini Ernst & Young to transfer some non-core business activities to a competitive service provider, and we formed a partnership with TransEnergie Ltd. on a new transmission line proposal under Lake Erie," said Clitheroe.

Purchased power costs increased by $408 million to $1,267 million for 2001. This was primarily due to increased amounts of power purchased and increases in the actual wholesale cost of power in June and October of 2001.

Other operating costs of $1,208 million were marginally lower than the previous year. Within those operating costs, Hydro One's operation, maintenance and administration costs were about five per cent lower. Within transmission and distribution, cost reductions achieved through productivity improvements were partially offset by higher costs in some work programs, as well as one-time integration costs of the acquired municipal utilities.

Hydro One's full consolidated Financial Statements for the year ended December 31, 2001, together with the Management's Discussion and Analysis, will be available at a later date in Hydro One's Annual Report for 2001.

.../Cont'd

news release

hydro One

CONSOLIDATED FINANCIAL HIGHLIGHTS				
Year ended December 31 (Canadian dollars in millions)	**2001**	**2000**	**$Change**	**%Change**
Revenues	3,466	2,995	471	16%
Purchased Power	1,267	859	408	47%
Operating Costs	1,208	1,211	(3)	-
Financing Charges	350	340	10	3%
Provision for Payments in Lieu of Corporate Income Taxes	267	207	60	29%
Net Income	374	378	(4)	(1%)
STATISTICS				
TWh Transmitted	146.9	146.9	-	-
TWh Distributed	21.3	17.6	3.7	21%
Customers	1,193,089	957,474	235,615	25%

Hydro One is a holding company that operates through its subsidiaries in electricity transmission and distribution, telecom and energy services businesses. Through a wholly-owned subsidiary, Hydro One Inc. owns and operates the largest transmission and distribution system in Ontario and one of the 10 largest systems in North America.

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For further information please contact:

Terry Young
Director, Communications
(416) 345-6072

Investor Relations
(416) 345-6136

.../Cont'd